UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-11113

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Pacific Capital Bancorp

20 East Carrillo Street

Santa Barbara, CA 93101

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Retirement Committee

Pacific Capital Bancorp Incentive and Investment and

Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

Los Angeles, California

June 29, 2010

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets:
Cash	$—	$17,955
Investments, at fair value	69,204,471	58,738,865
Receivables:
Participant contributions	170,846	12,147
Employer contributions	89,409	6,690
Interest receivable	3,983	—
Dividend receivable	13,321	18,795

Total receivables	277,559	37,632

Net assets reflecting investments at fair value	69,482,030	58,794,452
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(60,707)	361,501

Net assets available for benefits	$69,421,323	$59,155,953

See accompanying notes.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Additions:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$9,078,011	$(25,644,920)
Interest, dividends and capital gain distributions	1,242,357	2,590,942

Net investment income/(loss)	10,320,368	(23,053,978)
Contributions:
Participant	5,157,123	5,662,185
Employer	2,619,054	2,766,030
Rollover	123,189	543,820

Total contributions	7,899,366	8,972,035
Transfer from Pacific Capital Bancorp:
Employee Stock Ownership Plan and Trust	—	225,356
Total additions/(reductions), net of investment loss	18,219,734	(13,856,587)
Deductions:
Benefits paid to participants	7,942,489	6,520,950
Administrative expenses	11,875	11,325
Participant loans terminated due to withdrawal of participant	—	126,131

Total deductions	7,954,364	6,658,406
Net increase/(decrease) in net assets available for benefits	10,265,370	(20,514,993)
Net assets available for benefits at beginning of year	59,155,953	79,670,946

Net assets available for benefits at end of year	$69,421,323	$59,155,953

See accompanying notes.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

1.	Description of the Plan

The following description of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of Pacific Capital Bancorp (the Company and Plan Sponsor) who have attained age 18 and completed either 250 hours of service in a 90-day consecutive period or one year of service. In addition, employees become eligible to receive Company profit sharing contributions upon attaining age 18 and completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 1, 2007, the Company changed the trustee to Charles Schwab Trust Company; a California chartered non-depository trust company, from Prudential Retirement Insurance and Annuity Company (PRIAC). Effective January 1, 2008, Charles Schwab Trust Company merged into Charles Schwab Bank, a federal savings bank regulated by the U.S. Office of Thrift Supervision. Charles Schwab Trust Company operates as a division of Charles Schwab Bank.

As a result of the significant operating losses incurred by the Company and the enhanced regulatory scrutiny under which the Company and its wholly-owned subsidiary, Pacific Capital Bank, National Association (the Bank) are operating, the Company’s Independent Registered Public Accounting Firm added an explanatory paragraph in their audit opinion dated March 12, 2010 issued in connection with the December 31, 2009 Consolidated Financial Statements, expressing substantial doubt regarding the Company’s ability to continue as a going concern.

The Plan’s net assets are held in a trust completely separate from the Company’s assets. In January 2010, the Company announced the suspension of the 401(k) match beginning March 1, 2010. Although it is the Company’s intention to continue to maintain the Plan, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

1.	Description of the Plan (continued)

Contributions

Participants may defer an amount equal to not less than one percent or no more than 80 percent of their Plan compensation, as defined in the Plan, through payroll deductions. Participants may also contribute as rollovers amounts representing distributions from other qualified defined benefit or contribution plans. The maximum employee deferral permitted by the Internal Revenue Code (IRC) for the years ended December 31, 2009 and 2008 was $16,500 and $15,500. Catch up contributions of $5,500 and $5,000 were available to participants who had attained age 50 or older by December 31, 2009 and 2008, respectively, and had not exceeded the contribution limit for the Plan year.

The Company elected to make matching contributions under the safe harbor rules and regulations of the IRC equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions. The Company may also make annual profit sharing and qualified non-elective contributions. There were no profit sharing or qualified non-elective contributions for the years ended December 31, 2009 and 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, Company safe harbor matching contributions, and qualified non-elective contributions, plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their account is based on years of service. On December 21, 2006, the Company adopted a 2-6 year graded vesting schedule in accordance with the Pension Protection Act of 2007. The vesting schedule effective January 1, 2007 is as follows:

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

1.	Description of the Plan (continued)

Years of Service	Percentage Vested (%)

Less than 2	0
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 but less than 7	100

Notwithstanding the above, if a participant is employed by the Company on the date of (1) attaining normal or early retirement or (2) death, or has terminated employment by the reason of permanent disability, the Company profit sharing contributions become 100% vested without regard to years of service.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest at the Bank’s base lending rate. Principal and interest is paid ratably through payroll deductions or participant’s own personal checks. The repayment term of the loan is not to exceed five years, except for loans used to purchase the participant’s primary residence, which has a repayment term not to exceed 15 years. Upon termination of employment, all loans will immediately become due and payable. If a loan is not repaid within a reasonable time following termination of employment, the loan will be offset against the participant’s vested account balance.

Investment Options

Participants direct the investments of their deferrals, Company matching, profit sharing and qualified non-elective contributions into various investment options offered by the Plan. The Plan currently offers money market, common collective trusts, mutual funds, the Company common stock and self-directed accounts as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

1.	Description of the Plan (continued)

Benefit Payments

On termination of service, death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a distribution in the form of an annuity, or installment payments. If a participant’s vested account is greater than $1,000 but less than $5,000, and if the participant does not elect to have a rollover into an eligible retirement plan or to receive a distribution directly, such account will be rolled over to an individual retirement plan designated by the Plan Administrator.

The Plan also allows participants to withdraw their employee deferral contributions at age 59-1/2 or upon experiencing a financial hardship as defined by the IRC. Such withdrawals are subject to applicable excise and income taxes, and may only be made with the approval of the Plan Administrator.

Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Forfeitures

Participants who are not 100% vested will forfeit the non-vested portion of the Company profit- sharing contributions upon termination of employment. Effective August 19, 2009, such forfeitures shall first be used to restore the forfeited accounts of reemployed participants, and if any forfeitures remain, shall first be allocated to pay for administrative or legal expenses of the plan, then will be allocated among the accounts of participants who are eligible employees during the plan year. Prior to August 19, 2009, forfeitures attributable to matching contributions were applied against the matching contribution obligations for any subsequent contribution period of the employer. Forfeitures attributable to profit-sharing contributions were allocated among the accounts of participants who are eligible employees during the plan year. During 2009 and 2008, there were no forfeitures resulting from profit-sharing contributions. The remaining balance sitting in the forfeiture account was $41,364 and $25,920 at December 31, 2009 and 2008, respectively.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with United States generally accepted accounting principles (US GAAP).

Certain amounts in the 2008 financial statements have been reclassified to be comparable with classifications used in the 2009 financial statements.

Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Charles Schwab Stable Value Fund (the Fund) is a common collective trust fund which invests in a diversified portfolio of stable assets. The investment contracts for the Fund are all fully benefit responsive at contract value. The Fund is recorded at fair value; however, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As a result, the difference between contract value and fair value of the Fund is reflected on the financial statements as “adjustment from fair value to contract value for fully benefit-responsive investment contracts”.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

Fair Value Measurements

The Plan has adopted the fair value measurement and disclosure requirements as required by US GAAP effective January 1, 2008. This accounting standard defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. This accounting standard does not require any new fair value measurements, but applies under other existing accounting pronouncements that require or permit fair value measurements. Refer to Note 4, “Fair Value Measurements,” of these Financial Statements for additional disclosures.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

2.	Summary of Significant Accounting Policies (continued)

Realized and Unrealized Appreciation (Depreciation)

Realized and unrealized appreciation (depreciation) are based on the fair value of the assets at the end of the Plan year compared to the fair value of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

Administrative Expenses

The Company incurs certain expenses in administering the Plan, which are not passed on as expenses of the Plan. Administrative expenses charged to the Plan consist of transaction charges associated with self-directed investment, benefit payments and loan processing.

Beginning in December 2007, the Company began to pay Morton Capital Management, a registered investment advisor and a wholly-owned subsidiary of the Company a quarterly fee for investment advisory services provided to the Plan. The quarterly fee is calculated at 15 basis points of total net plan assets, excluding the value of the Company’s stock in the Plan and self-directed brokerage accounts.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157, codified as Accounting Standard Codification 820, (ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

2.	Summary of Significant Accounting Policies (continued)

In May 2009, the FASB issued Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended and as evaluated through the date of this filing.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

3.	Investments

The following presents investments of the Plan as of December 31, 2009 and 2008. Specific investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

3.	Investments (continued)

	December 31,
	2009		2008
Money market funds	$846		$88
Common collective trust:
Charles Schwab Stable Value Fund	8,858,883	*	7,446,306	*
Mutual funds:
T. Rowe Price Retirement 2010 Adv	9,378,158	*	8,445,589	*
T. Rowe Price Retirement 2020 Adv	8,071,986	*	6,445,002	*
T. Rowe Price Retirement 2030 Adv	9,174,357	*	7,337,925	*
Other mutual funds	30,037,273		21,837,733
Self-directed accounts	1,118,920		881,816
Pacific Capital Bancorp common stock	437,643		3,944,502	*
Participant loans	2,126,405		2,399,904

Total investments	$69,204,471		$58,738,865

During the years ended December 31, 2009 and 2008, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated or depreciated in fair value as follows:

	December 31,
	2009	2008
Pacific Capital Bancorp common stock	$(4,060,647)	$(553,714)
Mutual funds	12,744,792	(25,011,973)
Collective trust fund	257,795	301,077
Self-directed accounts	136,071	(380,310)

Net appreciation/(depreciation) in fair value of investments	$9,078,011	$(25,644,920)

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

4.	Fair Value Measurements

In accordance with the fair value measurement and disclosure requirements as required by US GAAP, the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1	–	Observable quoted prices in active markets for identical assets and liabilities.

Level 2	–

Observable quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3	–

Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following methods and assumptions were used to estimate the fair value of each class of assets that are recognized at fair value. There have been no changes in the methodologies used as of December 31, 2009.

•	Money market funds: The carrying value approximates fair value.

•

Common collective trust: The Charles Schwab Stable Value Fund is the Plan’s common collective trust fund which invests in a diversified portfolio of stable assets which include, but are not limited to, units of collective trust funds consistent with the Fund’s objective of stable value, bonds, notes, alternative and synthetic guaranteed investment contracts as well as short-term money market instruments. In determining fair value for the common collective trust, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and, the likelihood of default by the issuer of an investment security. The fair value of the wrap contracts is determined using a discounted methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values as reported by the funds daily. Short-term money market investments are stated at amortized cost, which approximates fair value. Participant-directed redemptions will be distributed within 30 days at contract value; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund at contract value or it may receive the fair value of its proportionate share of the fund upon earlier distribution.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

4.	Fair Value Measurements (continued)

•	Mutual funds and exchange traded funds: Are valued using quoted market prices, which represents the net assets value of shares held by the Plan at year-end.

•	Participant loans: Participant loans are valued at their outstanding balances, which approximates fair values. These loans are secured by vested account balances of borrowing participants.

•	Common stocks: Are valued using quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in different fair value measurements as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

4.	Fair Value Measurements (continued)

	December 31, 2009	Recurring Fair Value Measurements at Reporting
		Quoted prices in active markets for identical assets (Level 1)	Active markets for similar assets (Level 2)	Unobservable inputs (Level 3)
Investments:
Money market funds	$846	$846	$—	$—
Common collective trust	8,858,883	—	8,858,883	—
Mutual funds:
Equity – domestic	17,124,778	17,124,778	—	—
Equity – international	4,680,851	4,680,851	—	—
Specialty	819,944	819,944	—	—
Bonds	5,891,205	5,891,205	—	—
Balanced	28,144,996	28,144,996	—	—
Self-directed accounts	1,118,920	1,118,920	—	—
Participant loans	2,126,405	—	—	2,126,405
Pacific Capital Bancorp common stock	437,643	437,643	—	—

Total investments, at fair value	$69,204,471	$58,219,183	$8,858,883	$2,126,405

	December 31, 2008	Recurring Fair Value Measurements at Reporting
		Quoted prices in active markets for identical assets (Level 1)	Active markets for similar assets (Level 2)	Unobservable inputs (Level 3)
Investments:
Money market funds	$88	$88	$—	$—
Common collective trust	7,446,306	—	7,446,306	—
Mutual funds:
Equity – domestic	12,634,430	12,634,430	—	—
Equity – international	2,851,068	2,851,068	—	—
Specialty	474,638	474,638	—	—
Bonds	4,456,874	4,456,874	—	—
Balanced	23,649,239	23,649,239	—	—
Self-directed accounts	881,816	881,816	—	—
Participant loans	2,399,904	—	—	2,399,904
Pacific Capital Bancorp common stock	3,944,502	3,944,502	—	—

Total investments, at fair value	$58,738,865	$48,892,655	$7,446,306	$2,399,904

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

4.	Fair Value Measurements (continued)

	December 31,
Participant loans:	2009	2008
Fair value, beginning of year	$2,399,904	$1,895,483
Purchases, sales, issuances and settlements, net	(273,499)	504,421

Fair value, ending of year	$2,126,405	$2,399,904

5.	Party-In-Interest Transactions

Certain Plan investments are invested in Charles Schwab mutual funds managed by an affiliate of Charles Schwab Trust Company.

Fees paid by the Plan to Charles Schwab for the investment management services amounted to $11,875 and $11,300 for the years ended December 31, 2009 and 2008, respectively.

In addition, the Plan invests in a unitized common stock fund of Pacific Capital Bancorp, the Plan Sponsor. This fund is comprised of a short-term investment fund component and shares of common stock. During the years ended December 31, 2009 and 2008, the Plan’s investment activities and valuation of this fund were approximately as follows:

	December 31,
	2009	2008
Purchases	$944,473	$1,593,882
Sales	(1,169,608)	(4,035,192)
Net depreciation and dividends	(4,060,647)	(553,714)
Ending investment value	437,643	3,944,590

6.	Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated May 23, 2008 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 20010-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

7.	Transfer from Employee Stock Ownership Plan and Trust

During 2008, $225,356 of participant account balances of certain employees was transferred from the Employee Stock Ownership Plan and Trust (an affiliated plan) to the Plan. There were no transfers into the plan during 2009. In accordance with the provisions of the IRC, when employees have been participating in an Employee Stock Ownership Plan for 10 years and have attained the age of 55, the Company is required to permit those “qualified” employees to begin to diversify the assets that are held in their accounts. For those employees electing to diversify under these provisions, the proceeds from the sale of Common Stock are transferred to the Plan and may be used to purchase any of the investment options offered by the Plan. These participants are immediately vested in their account balances.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Subsequent Events

On January 14, 2010, the Company and the Bank entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Santa Barbara Tax Products Group, LLC (SBTPG), pursuant to which SBTPG agreed to purchase the assets of the Refund Anticipation Loan and Refund Transfer Programs (RAL and RT Programs) segment, including the fixed assets, uncollected loans, contracts with tax preparers, and customer lists. In connection with this sale, a total of $2,448,718 of participant account balances from certain employees of the RAL and RT programs segment were transferred to SBTPG’s 401(k) Savings Plan.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2009

10.	Reconciliation of Financial Statements to Form 5500

The Company’s 2009 and 2008 Form 5500 were prepared under the accrual basis method. The Plan’s financial statements report the fair value for fully benefit-responsive investment contracts with an adjustment to record the Plan’s net assets at contract value for such investments. The net assets per the Form 5500, reflect the fair value of fully benefit-responsive investment contracts.

The following is a reconciliation of net assets available for benefits as of December 31, 2009 and 2008 as reported on the financial statements and Form 5500:

	December 31,
	2009	2008
Per financial statements	$69,421,323	$59,155,953
Fair value adjustment for fully benefit-responsive investment contracts	60,707	(361,501)

Per Form 5500	$69,482,030	$58,794,452

The following is a reconciliation of the net increase/(decrease) in net assets available for benefits for the year ended December 31 as reported on the financial statements and Form 5500:

	Year Ended December 31,
	2009	2008
Per financial statements	$10,265,370	$(20,514,993)
Fair value adjustment for fully benefit-responsive investment contracts	422,208	(379,469)

Per Form 5500	$10,687,578	$(20,894,462)

Supplemental Schedule

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

EIN: 95-3673456

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

*	Charles Schwab Trust Company	Schwab US Treasury Money Fund	*	*	$846

*	Charles Schwab Stable Value Fund	Common/Collective Trust	*	*	8,858,883

	American Funds Washington Mutual	Mutual Fund	*	*	689,712

	Brandywine Fund	Mutual Fund	*	*	317,165

	Bridgeway Small Cap Value N	Mutual Fund	*	*	1,672,520

	Cohen & Steers Realty Shares	Mutual Fund	*	*	76,994

	Fairholme Fund	Mutual Fund	*	*	3,392,987

	FPA New Income Fund	Mutual Fund	*	*	686,655

	Growth Fund of America	Mutual Fund	*	*	2,415,200

	Harbor International Ret	Mutual Fund	*	*	741,275

	JP Morgan High Yield Fund	Mutual Fund	*	*	24,851

	Keeley Small Cap Value Fund	Mutual Fund	*	*	165,114

*	Laudus Rosen Intl Discov Sel	Mutual Fund	*	*	197,664

	Leuthold Asset Allocation	Mutual Fund	*	*	204,016

	Loomis Sayles Bond Ret	Mutual Fund	*	*	2,325,957

	Masters Sel Smaller Companies	Mutual Fund	*	*	1,812,033

	Masters Select Equity	Mutual Fund	*	*	272,630

	Masters Select International	Mutual Fund	*	*	2,827,817

	Mutual Beacon CLA	Mutual Fund	*	*	1,815,097

	PIMCO Total Return D	Mutual Fund	*	*	2,614,212

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

EIN: 95-3673456

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

December 31, 2009

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

	PRIMECAP Odyssey Growth	Mutual Fund	*	*	406,814

	Schneider Value	Mutual Fund	*	*	374,685

*	Schwab Core Equity	Mutual Fund	*	*	131,003

*	Schwab Hedged Equity Select	Mutual Fund	*	*	217,813

*	Schwab International Index FD	Mutual Fund	*	*	194,259

*	Schwab S&P 500 Index Inv	Mutual Fund	*	*	3,343,530

*	Schwab Small Cap Index Select	Mutual Fund	*	*	316,288

	T. Rowe Price Emerging Markets Stock	Mutual Fund	*	*	719,836

	T. Rowe Price New Era Fund	Mutual Fund	*	*	525,137

	T. Rowe Price Retirement 2010 Adv	Mutual Fund	*	*	9,378,158

	T. Rowe Price Retirement 2020 Adv	Mutual Fund	*	*	8,071,986

	T. Rowe Price Retirement 2030 Adv	Mutual Fund	*	*	9,174,357

	T. Rowe Price Retirement 2040 Adv	Mutual Fund	*	*	178,060

	T. Rowe Price Retirement 2050 Adv	Mutual Fund	*	*	196,013

	T. Rowe Price Retirement Inc Adv	Mutual Fund	*	*	942,406

	T. Rowe Price Spectrum Income	Mutual Fund	*	*	239,530

*	Pacific Capital Bancorp	Plan sponsor common stock	*	*	437,643

*	Participant loans	Interest rates ranging from 3.25% - 10.00%, maturing on various dates through March 2023			2,126,405

	Personal Choice Retirement Accounts	Total self-directed accounts	*	*	1,118,920

					$69,204,471

*	Party-in-interest transactions as defined by ERISA.
**	Cost omitted in accordance with Department of Labor’s reporting requirements for participant-directed accounts.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (Name of Plan)

Date: June 29, 2010	/s/ Donald Lafler
Donald Lafler Interim Chief Financial Officer